Exhibit 99.1

PRESS RELEASE

CRESCENT POINT ENERGY ANNOUNCES NEW INVESTOR APPLICATION AND UPDATED INVESTOR PRESENTATION FOR iBOOKS

November 20, 2014 CALGARY, ALBERTA. Crescent Point Energy Corp. (“Crescent Point” or the “Company”) (TSX and NYSE: CPG) is pleased to announce the launch of a new investor application (“App”) for iPhone devices, available for free download from Apple’s App Store.

Crescent Point collaborated with The Retrio Group, a Calgary-based company, to develop and produce this innovative communication tool. The App is designed to provide quick and easily accessible updates, and to act as a hub for the Company’s investor-related material. The App contains features such as current and historical stock prices, a dividend reinvestment plan calculator and a news feed, which includes all of Crescent Point’s historical press releases. Push notifications can also be enabled to indicate when the Company has issued a new press release or presentation.

To download the investor App, simply search ‘Crescent Point Energy’ in Apple’s App Store on your iPhone and install it for free.

“Having our own Crescent Point app will provide the investment community, potential investors, job seekers and the general public with a highly accessible source for all things Crescent Point,” said Scott Saxberg, president and CEO of Crescent Point.

The Company is also excited to release an updated version of its investor presentation for iBooks, an interactive presentation accessible on iPads. The iBook tells Crescent Point’s story using bold graphics, video, interactive graphs and land maps. Crescent Point collaborated with Pelorus Learning, a Calgary-based company, to refresh the presentation to reflect current Company performance and progress.

To download the investor presentation for iBooks onto an iPad, please visit Crescent Point’s website, www.crescentpointenergy.com/invest/presentations, and follow the instructions. For those without an iPad, a basic PDF version of the presentation is also available for download.

“The app and iBook provide us with two unique platforms for people to learn more about the company in an interactive and accessible way,” said Saxberg. “We hope they will encourage people to learn what Crescent Point is all about.”

Crescent Point is one of Canada’s largest light and medium oil producers, with an annual dividend of CDN$2.76 per share.

Scott Saxberg,
President and Chief Executive Officer

FOR MORE INFORMATION ON CRESCENT POINT ENERGY, PLEASE CONTACT:

Greg Tisdale, Chief Financial Officer, or Trent Stangl, Vice President, Marketing and Investor Relations.

Telephone: (403) 693-0020	Toll-free (US & Canada): 888-693-0020
Fax: (403) 693-0070	Website: www.crescentpointenergy.com

Crescent Point shares are traded on the Toronto Stock Exchange and New York Stock Exchange, both under the symbol CPG. The Company owns all rights in “Crescent Point” and “CPG.”  All other trade names and marks used herein belong to their respective owners. Apple, App Store, iPhone, iBooks and iPad are trademarks of Apple Inc., registered in the U.S. and other countries.

Crescent Point Energy Corp.
Suite 2000, 585 - 8th Avenue S.W.
Calgary, Alberta T2P 1G1